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                     March 4, 2024

       Peter McGoff
       Chief Legal Officer
       Rubrik, Inc.
       3495 Deer Creek Road
       Palo Alto, California 94304

                                                        Re: Rubrik, Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted February
5, 2024
                                                            CIK No. 0001943896

       Dear Peter McGoff:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
 Peter McGoff
FirstName
Rubrik, Inc.LastNamePeter McGoff
Comapany
March       NameRubrik, Inc.
       4, 2024
March2 4, 2024 Page 2
Page
FirstName LastName
Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note recent publicity regarding a DOJ investigation of fraud allegations regarding a former employee at your Company. If material, please disclose the nature of the investigation, how the company became aware of the allegations, and the risks and uncertainties to your company. Explain whether this investigation was a factor in identifying a material weakness in your internal control over financial reporting.
Business, page 115

2. We note your disclosure on page 129 and elsewhere that you offer Ruby, a generative AI companion to RSC that provides automated threat analytics and response. Please revise to provide a more complete discussion regarding the development and implementation of Ruby. As part of your disclosure, clarify how you iteratively developed its "generative
         AI capabilities," with specificity, including whether you developed the underlying software or if it was developed by another supplier. To the extent the AI model was not developed by you, clarify if it is an off-the-shelf AI program or a model provided by third parties or if they were pre-selected algorithms, AI models, or chatbots. Additionally, to the extent material, include a cross reference to risk factor disclosure discussing the operational, legal, and competitive risks to using AI.
       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jon Avina